Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) announces to its shareholders and the general market that, on September 17, 2024, Gerdau Ameristeel US Inc., subsidiary of Gerdau in North America, signed an agreement to acquire the assets of Dales Recycling Partnership, a company engaged in the operation, processing, and recycling of ferrous scrap. The investment of approximately US$ 60 million includes land, inventory, and fixed assets associated with Dales Recycling’s operations in Tennessee, Kentucky, and Missouri, in the United States. This acquisition aims to increase capture of captive ferrous scrap by Gerdau through proprietary channels, supplying raw material to its operations at a competitive cost.

The closing of the transaction is subject to the satisfaction of customary conditions precedent for operations of this nature.

Gerdau clarifies that this acquisition is aligned with its strategy of growth and competitiveness of operations, through assets with greater potential for long-term value generation and expansion of its presence in more profitable markets for its business.

São Paulo, September 18, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer